Exhibit 12.1

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	FEBRUARY 28 (29),					Pro Forma
	2001	2002	2003	2004	2005	2005
EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$34,597	$(85,650)	$10,241	$18,718	$(24,041)	$(54,299)
Add:
Fixed charges	83,072	140,456	115,867	97,863	78,810	109,068
Amortization of capitalized interest	74	74	74	74	74	74
Less:
Capitalized interest	—	—	—	—	—	—
Preferred stock dividends	8,984	8,984	8,984	8,984	8,984	8,984

Earnings	$108,759	$45,896	$117,198	$107,671	$45,859	$45,859

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$71,936	$128,807	$103,617	$85,958	$66,657	$96,915
Capitalized interest	—	—	—	—	—	—
Portion of rents representative of the interest factor	2,152	2,665	3,266	2,921	3,169	3,169
Preferred stock dividends	8,984	8,984	8,984	8,984	8,984	8,984

Fixed Charges	$83,072	$140,456	$115,867	$97,863	$78,810	$109,068

Ratio of Earnings to Fixed Charges	1.3	0.3	1.0	1.1	0.6	0.4

Deficiency	$—	$94,560	$—	$—	$32,951	$63,209